BARCLAY PLC HAS CLAIMED CONFIDENTIAL

TREATMENT OF PORTIONS OF THIS LETTER IN

ACCORDANCE WITH 17 C.F.R. 200.83

Barclays PLC One Churchill Place London E14 5HP United Kingdom

Stephanie L. Sullivan

Senior Assistant Chief Accountant

Office of Financial Services

U.S. Securities and Exchange Commission

Washington DC 20549

United States

VIA EDGAR

10 November 2016

Re:	Barclays PLC

Barclays Bank PLC

Forms 20-F for the Fiscal Year Ended December 31, 2015

Filed March 1, 2016

Form 6-K Filed August 1, 2016

File Nos. 001-09246 and 001-10257

Dear Ms Sullivan,

This letter responds to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated 30 September 2016, concerning the Annual Report on Form 20-F for the fiscal year ended 31 December 2015 of Barclays PLC and Barclays Bank PLC (collectively, “Barclays”), and the Form 6-K for the half year ended 30 June 2016. Our responses to your comments are set out in Appendix 1 to this letter. For convenience, the comments are set forth in bold in Appendix 1.

In addition, in accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of Barclays is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of Barclays and therefore is not submitted on a confidential basis.

If you have any questions relating to this letter please contact John O’Connor at Sullivan & Cromwell LLP, 1 New Fetter Lane, London EC4A 1AN, United Kingdom by telephone at +44 (0) 20 7959 8515, respectively, by facsimile at +44 (0) 20 7959 8950 and by email at oconnorj@sullcrom.com.

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Yours sincerely,

/s/ Tushar Morzaria

Tushar Morzaria

Group Finance Director

Cc	Michael Henderson

(U.S. Securities and Exchange Commission)

George H. White

John O’Connor

(Sullivan & Cromwell LLP)

Henry Daubeney

(PricewaterhouseCoopers LLP)

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

Form 20-F for the Fiscal Year Ended December 31, 2015

General

1.	You stated in your letter to us dated October 31, 2013 that you had continuing business activities related to Sudan and Syria, countries which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with those countries beyond a reference on page 330 to legacy guarantees concerning Syria. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any services or funds you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Our activities in both North and South Sudan (“Sudan”) and Syria (collectively, the ‘Subject Countries’) have been substantially limited since September 2012, when Barclays introduced an enhanced Group Sanctions Policy (the ‘Sanctions Policy’), which applies to all of Barclays’ operations globally. The Sanctions Policy significantly enhanced restrictions on business and dealings with countries subject to U.S. sanctions, including the Subject Countries.

The Sanctions Policy is reviewed annually, with the most recent review and publication on 1 November 2016. However, there has been no change to the Sanctions Policy with respect to restrictions relating to the Subject Countries since our letter dated 31 October 2013. As a consequence of the implementation of these restrictions, there has been no material change in Barclays’ exposure to the Subject Countries, which remains at immaterial levels relative to Barclays’ global total revenues, assets and liabilities as published in the Annual Report on Form 20-F for the year ended 31 December 2015.

Barclays does not have, and does not anticipate having, a subsidiary, branch, representative office or other physical presence in any of the Subject Countries. In addition, Barclays prohibits correspondent banking relationships with institutions in the Subject Countries. Our correspondent banking relationships are subject to, and are in compliance with, our Sanctions Policy. As stated in our letter dated 31 October 2013, some of our correspondent banks, such as Byblos Bank in Lebanon, have operations in Syria and Sudan. However, we do not have direct correspondent banking relationships with Byblos Bank in Syria or Sudan, nor with any other bank in the Subject Countries.

Syria

As stated in our letter dated 31 October 2013, since September 2012 Barclays has restricted business activity relating to Syria in all circumstances and requires activity involving Syria to be escalated to the central Sanctions Advisory and Oversight Team for consideration on a case by

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

case basis. Such activity can only be undertaken if it is legally permissible and if such activity is consistent with Barclays’ own risk tolerance.

Barclays’ existing activities related to Syria remain limited and include (in addition to the activities described on page 330 of our Annual Report on Form 20-F) a small number of legacy obligations as noted in our letter of 31 October 2013, all of which we believe are outside the scope of the prohibitions under applicable U.S. sanctions, for example personal banking products held outside of Syria for customers currently resident in Syria.

We confirm that Barclays’ Sanctions Policy and risk tolerance with respect to Syria has not changed since our letter dated 31 October 2013, and as such all activity relating to Syria continues to remain restricted by the Sanctions Policy.

Sudan

We confirm that Barclays’ Sanctions Policy and risk tolerance with respect to Sudan has not changed since our letter dated 31 October 2013, and as such the restrictions outlined below continue to remain in place.

As stated in our letter dated 31 October 2013, Barclays’ Sanctions Policy severely restricts business activity relating to the territory of Sudan which is the subject of U.S. Sanctions. The Sanctions Policy sets out the restrictions in place in relation to both South Sudan and North Sudan, to restrict, among others, business activity involving a sanctioned party, or military goods, technology, and services.

In addition to these restrictions, business activity with a U.S. nexus and involving North Sudan or the Government of North Sudan has remained restricted in all circumstances, requiring any proposed activity to be escalated to the central Sanctions Advisory and Oversight Team for consideration on a case by case basis.

Exception requests to the Sanctions Advisory and Oversight Team include, for example, facilitation of legally permitted payments required for humanitarian aid or payments related to the United Nations’ activity in Sudan and the surrounding areas. Such activity will only be approved by the Sanctions Advisory and Oversight Team if it is legally permissible and if such activity is consistent with Barclays’ own risk tolerance.

In addition, Barclays continues to maintain and monitor through the exception process a small number of relationships held for clients, which are in compliance with applicable legal restrictions and consistent with Barclays’ risk tolerance, the details of which were disclosed in our letter dated 31 October 2013. Barclays also maintains a small number of other investments and wealth management products, all of which we believe remain outside the scope of the prohibitions under applicable U.S. sanctions. Some of these were disclosed in our letter of 31 October 2013 while others have since been approved through the exception process.

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria

Given there has been no change in risk tolerance or Sanctions Policy with respect to the Subject Countries since the letter of 31 October 2013, we do not believe that our business activities in or other contacts with the Subject Countries are material to the Barclays group in quantitative or qualitative terms and do not believe that such operations or contacts constitute a material investment risk to our security holders for the following reasons:

Quantitative Analysis

As discussed in our response to Comment 1, Barclays’ contacts with the Subject Countries are restricted, in accordance with the Sanctions Policy, and the qualitative and quantitative value of our limited activities in those countries is negligible in the context of Barclays’ overall business.

Since all activity relating to Syria and Sudan is restricted under Barclays’ Sanctions Policy, Barclays believes that there has not been any significant change in the amounts or materiality of such activities as compared to the amounts and materiality considerations outlined in the letter of 31 October 2013.

Activity levels in relation to the Subject Countries have seen a decreasing trend in the period since the letter of 31 October 2013 based on the number of case by case escalations received by the Sanctions Advisory and Oversight Team, with the majority of activity escalated being related to items such as facilitation of legally permitted payments for humanitarian aid or related to United Nations activity in Sudan and surrounding areas.

Consistent with the figures provided in the letter dated 31 October 2013, we have excluded from the figures below, customer and business activity relating to (i) humanitarian aid and to the activities of the United Nations with respect to the Subject Countries, (ii) individual (non-corporate) customers outside of the Subject Countries who did not have any on-going or

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

substantial relationship with the Subject Countries (i.e., excluded from this review are customers with only non-recurring or incidental payments such as those in connection with a vacation that involve amounts immaterial to that individual client; however, this review included customers who made on-going remittances to a Subject Country); and (iii) corporate customers with less than 15% of their business activity derived from assets, sales turnover or revenue from, in or with the Subject Countries.

It should be noted that there has been no direct activity relating to the Government of Syria or Governments of North or South Sudan in the last three fiscal periods, following the implementation of the Sanctions Policy in 2012, and subsequent exiting of relationships due to the reduction in Barclays’ risk tolerance as set out in the letter of 31 October 2013. While there has been a small amount of indirect activity relating to the Governments of Syria, North Sudan and South Sudan, such indirect activities are restricted to humanitarian aid or related to United Nations activity in these countries.

The following table sets forth Barclays’ estimated revenues, assets and liabilities associated with Syria and Sudan as of and for the year ended 31 December 2015 and the half year ended 30 June 2016.

As of and for the year ended 31 December 2015, as applicable (in millions of U.S. $)[1]
	Revenues		Assets		Liabilities

Syria	<$	0.0077	<$	0.0504	<$	1.6830

Sudan	<$	0.0002		Nil	<$	0.0400

As of and for the half year ended 30 June 2016, as applicable (in millions of U.S. $)[1]
	Revenues		Assets		Liabilities

Syria	<$	0.0050	<$	0.0161	<$	1.5164

Sudan	<$	0.0002		Nil	<$	0.0267

Barclays believes the amounts above are immaterial relative to Barclays’ global total revenues, assets and liabilities as reflected in Barclays’ Form 20-F for the year ended 31 December 2015. For example, revenues associated with each of the Subject Countries as a percentage of Barclays’ total revenues were less than 0.00002% for Syria, and less than 0.000001% for Sudan.

[1]

Although the figures presented above are stated in U.S. dollars for the sake of consistency with our 2013 letter, only a small portion of the underlying business activities were conducted in U.S. dollars.

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

In addition, assets associated with each of the Subject Countries as a percentage of total assets were less than 0.000003% for Syria, and nil for Sudan. Liabilities as a percentage of total liabilities were less than 0.00011% for Syria, and less than 0.000003% for Sudan.

The primary reasons for the variance from the amounts reported in the letter dated 31 October 2013 are the completion of various legacy loan relationships and changes in circumstances for certain clients who are no longer resident in or conducting significant business activity with the Subject Countries, resulting in a reduction in revenues, asset and liabilities.

As stated in the letter of 31 October 2013, Barclays believes the amounts associated with each of the Subject Countries relative to Barclays’ global total revenues, assets and liabilities as reflected in Barclays’ restated financial statements for the year ended 31 December 2012 were immaterial, and continue to remain so.

The figures presented above represent Barclays’ exposure to the Subject Countries through either direct or indirect customer relationships across our Retail, Corporate, and Wealth Management businesses. There is no exposure in relation to the Subject Countries within Barclays’ investment banking or Barclaycard businesses.

The following table compares the revenues, assets and liabilities associated with Syria and Sudan as of and for the years ended 31 December 2012 and 2015 and the half year ended 30 June 2016. Barclays believes that these amounts continue to be immaterial in the context of the Barclays group as a whole.

Comparison of Revenue, Assets and Liabilities relative to Barclays Group totals as reported in the Barclays Form 20-F for the years ended 31 December 2012 and 2015, and half year ended 30 June 2016
Fiscal Period	Syria			Sudan
	Revenue	Assets	Liabilities	Revenue	Assets	Liabilities
FY 2012	<0.003%	<0.0009%	<0.003%	<0.002%	<0.00004%	<0.002%
FY 2015	<0.00002%	<0.000003%	<0.00011%	<0.000001%	0%	<0.000003%
HY 2016	<0.00002%	<0.000001%	<0.00010%	<0.000001%	0%	<0.000002%

Barclays notes that it has not been able to retrieve and undertake a detailed analysis of the data relating to activity involving Sudan and Syria for each of the last three fiscal years during the response period.

Barclays is willing to provide further detail to support the information set out in this response should the SEC consider this necessary. Barclays would respectfully ask the SEC to consider whether it is necessary to provide quantitative financial information given neither the Sanctions Policy nor

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

Barclays’ risk tolerance in relation to activity involving Sudan or Syria has changed since our letter of 31 October 2013.

Qualitative Analysis

On the basis of qualitative factors, including principally the impact of Barclays’ limited activities in the Subject Countries on Barclays’ results of operations, financial condition, share value and reputation, Barclays does not believe that our activities with respect to the Subject Countries are material. We do not believe that our activities in the Subject Countries would have a material influence on a reasonable investor’s decision to invest in Barclays PLC ordinary shares or American Depositary Shares (ADSs) representing Barclays PLC shares or in securities of Barclays PLC or Barclays Bank PLC, nor that they pose a material investment risk for our security holders. Barclays does not believe that investors in the shares, ADSs or other securities of a multinational financial institution headquartered in the U.K. with a long history of international dealings and extensive involvement in providing financial services to a broad international client base, like the client base of Barclays, would find it unusual that Barclays (or peer European financial services companies, some of which have ADSs listed in the U.S.) has some limited activities relating to the Subject Countries.

Barclays takes its obligations to prevent money laundering, and comply with sanctions and terrorist financing requirements very seriously. Barclays has policies, procedures and training in place intended to ensure that Barclays and its employees comply with applicable laws and regulations, including applicable U.K., U.S. and E.U. sanction requirements. Barclays has also continued to enhance its operational controls and sanctions compliance programmes, including enhancing its customer and payment filtering systems to ensure robust screening, committing substantial personnel and resources to sanctions compliance programmes, implementing an extensive global training programme tailored to specific job responsibilities to educate staff about sanctions compliance, committing to conduct regular audits of sanctions compliance issues and ensuring that U.S. sanctions compliance is reported to the most senior executives of Barclays.

Barclays is aware of the fact, as noted in the Staff’s comment, that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Barclays continues to maintain dialogue with these investors and respects their views. In light of the reasons stated above, including the limited nature of Barclays’ exposure to the Subject Countries and the continuing restrictions in place within the Barclays Sanctions Policy since our 31 October 2013 letter, Barclays does not believe that an investor’s divestment or other similar initiative with respect to Barclays will result in any material adverse impact on Barclays’ business or financial condition. In light of the foregoing, we do not believe that our contacts with the Subject Countries are either quantitatively or qualitatively material.

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

Financial Statements, page 208

Note 19 – Offsetting Financial Assets and Financial Liabilities, page 251

3.	We note your disclosure in footnote (e) to the table that the decrease in the amounts offset is due to the conversion of Barclays daily collateralized interest rate swaps with LCH Clearnet Ltd, for which the collateral was offset against the derivative exposure, into daily settled interest rate swaps in December 2015. Please address the following:

•	Tell us in more detail the specific terms that changed as a result of the conversion that resulted in the interest rate swaps now being considered legally settled on a daily basis. As part of your response, please tell us whether the timing or amount of cash flows related to the interest rate swaps has changed.

LCH Clearnet Ltd variation margin payments on Collateralised to Market (CTM) Contracts are daily cash only payments. In December 2015, a new Regulation 57A of the LCH Clearnet Ltd Rulebook (the “LCH Rulebook”) was adopted (and is publically available at http://www.lch.com/rules-regulations/rulebooks/ltd), introducing Settled to Market (STM) Contracts. Regulation 57A applies to the relevant interest rate swaps and states that STM Contracts are not collateralised by way of variation margin payments but rather cash payments are to settle the derivative exposure on a daily basis. The overall timing and amount of cashflows on the STM contracts are unchanged from the collateralised derivative and collateral agreements.

•	Tell us whether any of the interest rate swaps that were affected by the conversion were included in hedge accounting relationships at the time of conversion. If so, please tell us your consideration of the guidance in paragraphs 91 and 101 of IAS 39.

We confirm that certain interest rate swaps that were affected by the conversion were included in hedge accounting relationships at the time of conversion.

Barclays believes that hedge accounting for converted interest rate swaps is not required to be discontinued in accordance with IAS 39 paragraphs 91 and 101 at the time of conversion because there was no expiration or termination of the hedging instruments. The LCH Rulebook states that the conversion of settled swaps from daily collateralised to daily settled is not a termination or expiration of the existing trades but is instead a modification. Barclays could not exit its exposure with LCH Clearnet Ltd. upon conversion and the overall risk and cashflow position, including the collateral agreement was unchanged under the arrangements. In addition, Barclays has a written hedging strategy which provides that, with respect to a replacement or rollover hedging strategy which is not an expiration or termination for the purposes of IAS 39 paragraphs 91(a) and 101(a), the hedge accounting treatment of such strategy will not be discontinued.

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

Note 27 - Provisions, page 259

4.	We note your disclosure that as of December 31, 2015 you have recognized cumulative provisions of £7.4 billion for the cost of Payment Protection Insurance (PPI) redress and associated processing costs with utilization of £5.3 billion, leaving a residual provision of £2.1 billion at December 31, 2015. We note that you have recorded substantial provisions for PPI redress for each of the past five years, including £1.0 billion in 2011, £1.3 billion in 2012, £1.35 billion in 2013, £1.3 billion in 2014, £2.2 billion in 2015 (which represented 30% of the cumulative provisions recorded), and an additional £0.4 billion during the first six months of 2016. Additionally, we note that these additional provisions are recognized throughout each of the years. For example, in the case of the 2014 provision, £900 million was recognized during the first half of the year, £170 million in the third quarter and £200 million during the fourth quarter. In the case of the 2015 provisions, £150 million was recognized during the first quarter, £600 million during the second quarter and £1.45 billion during the fourth quarter. Given that you have not sold these types of policies for more than five years, please help us understand why such significant and steady additional provisions are recorded each year. In doing so, please address the following:

•	Provide the total amount of policies sold that are covered under the PPI redress program. To the extent that the claim redress is based on total premiums paid by the customer, the total amount sold should be based on total premiums paid for these policies.

•	Provide the total amount of policies that have been resolved as of each balance sheet date relative to the total amount of policies sold and covered under the PPI redress program.

•	We note from your response letter dated March 3, 2013 where we requested you provide a roll forward of the level of outstanding complaints received, starting with the amount outstanding at the beginning of the year, complaints resolved, new complaints received, and the number of complaints outstanding at the end of the period that you did not provide that information as it is not the basis on which the provision is calculated. However, in light of the substantial provisions recognized each period under your methodology, please tell us whether you believe including this disclosure would provide investors with additional context as to how timely you are processing claims, volumes of claims, and levels of outstanding claims.

•

We note the discussion of the role of the Board Audit Committee with respect to the PPI provisioning on page 11. Please tell us if the Committee has requested an analysis of whether alternative methodologies could be utilized to determine the PPI provision levels

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

in light of the substantial change in estimates recorded for the past five years for policies which you have not sold in more than five years.

•	We note your disclosure on page 11 that the Committee evaluates management’s judgments to ensure the provisions are within an acceptable range. Please describe the range analysis performed as part of this action. As part of your response, please address the substantial quarterly changes in the provision levels, which entirely relate to policies sold more than five years ago, and thus represent repeated substantial revisions to the range estimates each period.

The PPI provision is based on our expectation of total future claims and resulting estimated remediation cost. We consider total number of policies sold and our experience of claims received to calculate the expected cost.

The provision for PPI was originally raised in 2011 and the methodology used to calculate the provision reflects:

•	Estimates of future volume of flow complaints and the expected redress costs;

•	Estimates of costs associated with claims that are referred to Financial Ombudsman Service;

•	Estimates of costs connected to remediation and proactive mailing programmes;

•	Estimates of costs associated with portfolios sold to third parties; and

•	Estimates of claims handling costs.

Our view of these elements has matured over time, reflecting trends in complaint behaviour, regulatory review and guidance and specific trigger events. The PPI provision represents our best estimate of future expected costs in respect of the estimates referred to above.

The most significant input in calculating the PPI provision is the expected future number of complaints. A number of scenario and modelling approaches have been considered at each review point which have resulted in a range of estimates for the future number of complaints. These approaches include:

•	Extrapolation, where we assume that the trend in complaints in prior periods will continue into the future;

•	Straight line method, where we take an average complaint number over a prior period and use that as the basis for projecting the number of future complaints. We have used different straight line approaches, initially modelling based on a 3 month average, and later modelling on a 6 month average to ensure that forecasts of future complaints are not overly influenced by seasonal factors;

•	100% acceleration, where we use the extrapolation method to forecast a total number of future complaints but then assume that all of those complaints will be submitted in a much

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

shorter period of time, to meet the FCA deadline (an extended deadline to June 2019, has been proposed by the FCA in their Consultation Paper (CP16/20) issued on 2 August 2016, which differed to the expected deadline of June 2018 set forth in their previous Consultation Paper (CP15/39) issued on 26 November 2015.);

•	75% acceleration, which is similar to the above, except that only 75% of the forecast total number of future complaints would be submitted by the FCA deadline;

•	Stress scenarios, where the above methods have an additional stress factor or factors included to forecast the number of future complaints (for example, future complaints are modelled as straight line method + 25%).

Management judgement is utilised to inform the most appropriate estimate of future exposure within the range.

Actual complaints received are compared to provision forecasts on a monthly basis, to assess the adequacy of the existing provision. In 2016, actual and forecast complaints have been in line and as a result none of the adjustments to the PPI provision related to the complaints flow.

While forecast future number of complaints is the most significant factor in determining the PPI provision, there are also a number of other factors that influence the calculation of the provision estimate. These factors include the proportion of complainants who held a policy, the rate at which we uphold a complaint of mis-selling, and the average redress payment. These are regularly assessed as to whether they still represent the best estimate of future impact on costs. Barclays’ previous estimates of the forecast number of complaints in 2016 have been materially in line with the actual number of complaints received during 2016.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

As well as modelling the expected flow of complaints, the provision is impacted by factors that were not foreseeable at the time the related estimates for such provision were made in 2011. In accordance with recognised accounting standards, each time an external trigger event occurred, the provision was recalculated to reflect the expected impact on future redress and associated costs.

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

In terms of PPI provisioning and remediation, these external trigger events have included Financial Ombudsman (FOS) decisions, new case law and Financial Conduct Authority (FCA) Consultation Papers 15/39 and 16/20 (which each proposed to establish a deadline for PPI complaints). The FCA has also conducted case reviews, some of which triggered a remediation programme, which then required Barclays to review past decisions within cohorts of already decided complaints.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

It should be noted that other UK bank peers have also regularly revised their forecasts of the impact of PPI and increased their provision at similar points in time to Barclays.

Proposed changes to the PPI provision are assessed monthly at the PPI Provision Steering Committee, with representation from senior management in the PPI Team, business, Finance and Legal. It is at this forum that the PPI provision report is reviewed and the underlying assumptions used in the model are evaluated. The participants in these meetings discuss in detail all the regulatory developments, their potential impact on the model, as well as industry trends and any factors that may influence forward looking forecasts.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

The redress paid to complainants consists of the refund of premium paid by them, as well as interest.

We have a commitment to the FCA to respond to customer complaints within 8 weeks and accordingly disclose our response times to the FCA. The results for Barclays and other impacted firms are published on the FCA website. These published results show that our 8 week response rate covers more than 90% of complaints, demonstrating that we process claims efficiently. As a result, at any given time, we have a relatively limited number of claims which have been received but not yet resolved.

As stated in our letter dated 5 March 2013 to the SEC, we do not disclose the roll forward of claims received and outstanding at the end of a period, because this is not the basis on which the provision is calculated and because the 8 week response deadline results in a majority of claims received and upheld during the period being settled by the period end. On the basis of the above, we do not believe that providing such a disclosure is a useful metric for investors.

The Board Audit Committee (BAC) assesses and evaluates the provision calculation and estimates presented as part of PPI provision review quarterly.

The BAC analyses the judgements and estimates which influence the PPI provision, including the components of the modelling approach described above. This analysis includes the levels of uncertainty in the projections and the different scenarios which make up the high and low ranges of the provision. The BAC debates the adequacy of any additional provisions and the consistency of analysis by management.

The BAC evaluates PPI model assumptions and judgements involved in calculating the PPI provision. As part of such a review, in December 2015 the BAC agreed to change from an extrapolation method to the currently used straight line method of calculating future flow volumes.

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

Note 35 – Pensions and Post-Retirement Benefits, page 281

5.	We note your disclosure on page 282 that past service costs include a £429 million gain on the valuation of a component of the defined retirement liability. On page 62 of your Half Year report, you describe the gain as an alignment to statutory provisions. Please tell us in more detail what this valuation gain represents, how it was calculated, and how you determined it was appropriately recorded during 2015, as opposed to an earlier period.

The valuation gain was in respect of a one-off change to the way Barclays calculates an inflation based element of pension for some UK Retirement Fund (UKRF) members. This was not a change to members’ benefits as defined by the UKRF Trust Deed and Rules. Since the Pensions Act 2011 was enacted, the long-term Consumer Price Index (CPI) has been the inflation measure used by UK statutory provisions in the calculation of the minimum benefit payable (in relation to the Guaranteed Minimum Pension underpin). Until 2015, Barclays continued to apply the Retail Price Index (RPI) to these minimum benefit calculations. Application of RPI had been at Barclays’ discretion and had not been required to be included by the minimum statutory requirements.

Following a post-actuarial valuation review in Q1 2015, future calculations were aligned with the statutory provisions in the calculation of the minimum benefit underpins by using CPI rather than RPI. Where applicable under the UKRF terms, the minimum benefit calculation is now based on the long term CPI rather than the RPI. The change applies to benefits payable from 2015 in respect of service in prior years. Since the prior constructive obligation to make payments based on RPI was replaced by statutory payments based on CPI, Barclays determined this represented a past service cost and that recognition in profit and loss was the correct accounting treatment (paragraphs 102–108 of IAS 19).

Management of Credit Risk, page 354

Emergence and Outcome Periods, page 362

6.	We note your tabular disclosure of your minimum emergence periods at a product level per your updated retail impairment policy. Please respond to the following:

•	Tell us whether the minimum emergence periods are typically the periods used for each product, or whether the emergence periods are typically higher than the ones disclosed.

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

We confirm that the minimum emergence periods are ordinarily the periods used for each product unless an extended period is selected, such as for UK Mortgages which employs a practice of 8 months, exceeding the minimum per the policy of 6 months.

In addition, we reviewed the models for UK and US Cards during Q3 2016 as part of our annual review process and, subject to independent model validation, expect to lengthen the emergence period to approximately 3 months, increasing provision coverage on performing assets.

•	Your disclosure states where shortfalls are identified at a business or portfolio level, the prescribed minimum emergence periods are increased to reflect your most up-to-date experience of customer behavior. Please explain what you mean by “shortfalls” being identified, and how this differs from your at least annual review to validate the minimum emergence period.

Emergence periods are expected to vary over time due to the credit cycle and changes in customer behaviour. Our businesses undertake analysis for material portfolios on an annual basis to ensure current emergence periods remain appropriate. Where this review process indicates that our most up-to-date experience of customer behaviour is higher than currently utilised emergence periods at a business or portfolio level (i.e. emergence period is too short creating a ‘shortfall’ in impairment coverage), we will update emergence periods. Review of policy and business emergence periods by each relevant business is undertaken at least on an annual basis.

•	Your disclosure states that policy enhancement now requires businesses to capture lifetime defaults allowing consideration to cure rates and future events, subject to a minimum floor of 80%. Please explain what you mean by “minimum floor”, describe exactly which component is subject to the minimum floor, and why you believe it is appropriate to establish minimum floors.

IAS 39 requires exclusion of losses due to future events, no matter how likely. Outcome periods for some products and markets are extremely elongated (multi-year periods) which increases the likelihood of capturing future events. In these cases businesses are allowed to truncate the outcome period such that coverage levels will be less than 100% of estimated lifetime defaults associated with the observed loss event, but subject to a minimum of 80%.

From a risk management and governance perspective, group-wide policy requires that any portfolio with coverage of estimated lifetime defaults below 80% must be escalated to the global credit risk key risk officer. This 80% test for escalation is the “minimum floor” described in our disclosure. An independent assessment must be undertaken to verify and support key decisions. Where impacts are deemed material, businesses must also take corrective action to ensure impairment allowances remain adequate (e.g. via use of management adjustments).

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

No portfolios are, or have been, below the 80% minimum since the policy was introduced in 2015. However we believe it prudent to preserve the established minimum floor to guide model development and ensure a minimum/appropriate coverage level is in place across all portfolios.

•	On page 364, you state that outcome periods are also derived at a business/portfolio level, subject to the minimum period in the table above. Please tell us in more detail how the outcome periods are derived, explain whether the minimum period for the outcome period is in addition to the minimum period for the emergence period, and explain how this outcome period is ultimately used in your allowance methodology.

The diagram and definitions below detail the general framework for the impairment approach and calculation.

Emergence and outcome periods definitions:

To develop models to calculate the allowance for impairment it is first necessary to estimate the time horizons of these models. These time horizons are called the “emergence period” and “outcome period”.

The emergence period relates to the time between a loss event occurring and that event becoming apparent via the account becoming delinquent and attracting identified impairment. The outcome period is an analytically derived period taken to capture lifetime defaults (i.e. charge off to recovery, typically at 180 days past due) associated with the observed loss event.

When calculating unidentified impairment, the outcome period is in addition to the emergence period.

Outcome periods are predominantly empirically derived by identifying all delinquent accounts at a point in history (around 18 to 36 months from the date of delinquency as a performance window); thereafter, the status and outcome of each account is tracked on a monthly basis.

During that period, accounts are allowed to cure. Cures are identified to evidence that a customer has fully rehabilitated from an unobservable underlying loss event, for example, loss of job or income, critical illness, over-indebtedness. Cures are treated as an absorbing state, that is, all subsequent defaults are assumed to be future events and therefore should be excluded from the calculation for IAS 39 impairment provisioning purposes. Cumulative default curves are constructed

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

by aggregating all accounts that default (i.e. charge off to recovery, typically at 180 days past due), but have not first cured.

Accounts that neither cured nor defaulted at the end of the performance window (18 to 36 months) are classified as indeterminate/unresolved cases. These are allocated to cure or default, for example by means of default/cure extrapolation based on latest available delinquency/forbearance status as appropriate.

The derived lifetime PD rates are applied to current balances (gross loans and advances) to derive the required impairment.

Form 6-K Filed August 1, 2016

Exhibit 99.1

Group Performance Review, page 6

Non-Core Performance, page 7

7.	We note your disclosure on page 7 that during the second quarter of 2016, the terms of the Education, Social Housing, and Local Authority (ESHLA) portfolio loans with lender option borrower option (LOBO) features were restructured, and as a result, a £182 million charge was recognized. Your disclosure also states that the restructuring resulted in the de-recognition of the £8 billion of existing Level 3 fair value loan assets with the new restructured assets now measured on an amortized cost basis. Please respond to the following:

•	Clarify whether you have any remaining ESHLA loans that are not included in the amortized cost category. If so, please explain the factors driving the different accounting treatment.

We confirm that Barclays continues to report certain ESHLA loans at fair value through profit and loss (refer to table below). A subset of ESHLA loans, mainly to Local Authorities, which included a specific lender option borrower option (LOBO) feature were restructured in Q2 2016, classified as Loan and Receivables and accounted for on an amortised cost basis.

The restructuring removed the embedded LOBO options from the underlying contracts for zero consideration. Barclays determined that this restructuring met the ‘substantial modification’ criteria as outlined within Barclays’ updated Loan modifications and Debt for Equity Swaps Standard. A substantially modified loan must be recognised as a new asset from an accounting perspective and classified into one of the available IAS 39 categories.

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

•	Provide an analysis showing the rollforward of the ESHLA loans from December 31, 2015 to June 30, 2016. For example, it appears you had £16 billion of ESHLA loan balances as of December 31, 2015, but you only derecognized £8 billion of Level 3 fair value loans as of June 30, 2016.

The table below illustrates the movement over the period for the Loans held within the ESHLA portfolio in Barclays Non-Core:

	Loan held at Fair Value through P&L (£m)	Loan Held at Amortised Cost (£m)	Total (£m)
31 December 2015 closing balance	16,047	767	16,814
Transfers	(7,766)	7,766	—
Fair value movements and repayments/transfers	1,377	269	1,646
30 June 2016 closing balance	9,658	8,802	18,460

•	Provide us with your analysis supporting how the ESHLA loans met the de-recognition criteria in IAS 39. Additionally, provide your accounting analysis supporting how the restructured ESHLA loans qualified as new loans which could then be classified at amortized cost.

Please see Appendix 2 for a detailed accounting analysis performed at the time of the restructure.

Barclays UK, page 8

8.	We note your disclosure that credit impairment charges increased 10% to £366 million due to the refinement of impairment modeling in Barclaycard Consumer UK. Please describe to us in more detail the modeling changes made and the drivers for the change. In this regard, we also note your disclosure on page 137 of your Form 20-F that you made policy and model changes in Barclaycard during 2015, including to increase coverage on forbearance programs and accounts in recoveries. As part of your response, please tell us whether the total management adjustments to the impairment stock for UK Cards decreased from the £147 million (representing 17% of the total impairment stock) recognized at December 31, 2015, given the modeling changes.

The Retail Impairment Policy was significantly enhanced in 2015 in order to improve modelling approaches to both emergence and outcome periods.

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

Emergence period: The policy objective was not changed, however the policy was revised to clarify that the emergence period must be applied to the whole performing population when calculating unidentified impairment (UI).

Outcome Period: The policy objective of lifetime default requirement while allowing for the exclusion of future defaults was unchanged, however our businesses must derive analytical evidence based outcome periods with specific consideration of:

•	Coverage: Minimum coverage increased from current 66% to 80%, supported by an evidence based approach to the assessment of actual PD outcome periods with regard to future events/losses.

•	Phasing: Current use of a single outcome period across all delinquency cycles can create different levels of coverage across delinquency buckets, potentially delaying the recognition of loss. Policy now requires that businesses consider appropriateness of phasing within the assessment of outcome periods.

•	Scope: Policy now requires that the same outcome period assessment and minimum 80% coverage are applied to PD models used for the calculation of unidentified impairment.

Barclaycard continually reviews the appropriateness of its impairment calculations across all portfolio segments and in H1 2016 and Q3 2016 identified a number of accounts that were subject to informal arrangements that did not meet the requirements of the forbearance policy and vulnerable customers that receive short (30-60 days) to medium term concessions.

The impairment treatment of these accounts within the models was updated to ensure these accounts were subject to appropriate coverage levels. This led to an adjustment to impairment reserves and an increase in the charge as reported.

The increase in management adjustments from £62m to £147m in UK Cards during 2015 principally related to estimates of the impact of the changes made to the policy described above.

New enhanced emergence period and Loss Given Default models were successfully implemented during 2016, following internal validation, reducing the number of management adjustments. Outcome period impacts remained as modelled management adjustments.

In addition, adjustments increased as a result of the impact of the treatment of informal arrangements and vulnerable customer segments within the models mentioned above.

The total management adjustments for UK Cards impairment at 30 June 2016 were overall broadly unchanged at £145m.

In Q3 2016, we reviewed the impairment models for UK and US Cards as part of our annual review process. As a result, increases to the emergence period and assumed cure periods, key determinants of the probability of default for performing and delinquent accounts respectively, were approved, subject to independent model validation. These changes have not yet been reflected in the models

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 1

(pending aforementioned independent model validation); however, combined with the increased impairments for customers in financial difficulty, they resulted in total management adjustments for UK Cards at 30 September 2016 of £315m and reflected in our Q3 2016 results.

Note 11 – Fair Value of Assets and Liabilities, page 70

Comparison of Carrying Amounts and Fair Values for Assets and Liabilities Not Held at Fair Value, page 78

9.	We note your presentation of assets and liabilities included in disposal groups classified as held for sale, and the related footnote stating that the amounts only reflect assets and liabilities where the carrying value is lower than the fair value. As a result, the carrying amount and fair value disclosed are the same amount as of June 30, 2016, and represent only a subset of the total assets and liabilities that are included in disposal groups classified as held for sale. Given the stated purpose of this disclosure, tell us why you only included the assets and liabilities in disposal groups where the carrying value is lower than the fair value.

Current assets and Disposal groups classified as held for sale under IFRS 5 are measured at the lower of carrying value or fair value less cost to sell (IFRS 5.15).

Where the disposal group is measured at the carrying amount, the assets and liabilities are presented separately within IFRS 13 disclosures:

•	Assets and liabilities carried on an amortised cost basis or at cost are disclosed in the table ‘Comparison of carrying amounts and fair values for assets and liabilities not held at fair value’ on page 78 of Form 6-K for the half year ended 30 June 2016, and

•	Assets and Liabilities carried at fair value are included in the table on page 70.

Disposal groups measured at fair value less cost to sell are also disclosed on page 70.

For future disclosures, we will continue to refine the footnote to ensure that it is transparent and appropriate.

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 2

ESHLA Loans Accounting Analysis

(as at June 2016)

1.	Accounting for Loan Modifications

•	Loan Modifications and Debt for Equity Swap Standard

IAS 39 provides guidance on a borrower’s accounting for debt restructuring; however there is limited guidance on the lender’s accounting for similar transactions. It is common practice to apply the liability guidance to asset restructurings by analogy as a starting point.

Barclays currently has an internal Standard that covers appropriate accounting in relation to restructures and modifications of the contractual terms of primarily loans and other financial instruments.

•	Summary of the Barclays Standard (“the Standard”) requirements

The Standard defines a loan modification as a permanent change to one or more of the terms of a loan, such as a reduction in principal, reduction in interest rate, maturity date extension, etc. Derecognition of the original loan and recognition of a new asset is appropriate if the new loan represents a ‘substantial modification’ of the terms of the existing loan. A substantial modification has occurred if either:

i.	the present value of the cash flows under the new or modified loan, including any fees paid and received, is at least 10% different from the present value of the remaining cash flows of the existing loan prior to an exchange or modification, both discounted at the original effective interest rate of the original loan. The effective interest rate (EIR) is the rate that would have discounted future cash flows back to par at inception of the loan (quantitative test).

or

ii.	the terms of the original loan have changed sufficiently to conclude that the original instrument has been cancelled and replaced with a new one (qualitative test). The Standard includes a number of examples where changes would normally constitute a significant change such as change in currency, adding or removing an embedded derivative that must be separated, or change in seniority.

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 2

This is a substance rather than a legal form based assessment, i.e. it is not relevant whether changes are effected by amending existing legal documentation as opposed to drafting new documents.

•	Proposed refinements to the Standard

There are two proposed refinements to the current standard.

Qualitative Factors – Embedded Derivatives

The Standard currently indicates that adding or removing a non-closely-related embedded derivative generally constitutes a substantial modification while adding or removing of a closely-related derivative would be incorporated into the 10% assessment. However, there is no strong rationale why the fact that an embedded derivative is closely related means that it should be viewed as insubstantial.

The Standard will be refined to include the removal of a closely related derivative as a substantial modification where it can be demonstrated that the removal significantly changes the risk profile or the nature of the exposure. Examples of embedded derivatives likely to significantly change the risk profile of an instrument include put, call and prepayment options at par (or amortised cost) in a fixed rate loan.

Quantitative Test – Hypothetical Test

The direct application of the 10% test may not always be feasible e.g. where modifications relate to complex optionality. In such circumstances, an alternate approach may be appropriate, e.g. by considering the impact of the modification on the fair value of the instrument, rather than the present value of cash flows. When doing so, where strong evidence exists that the impact of the restructuring has not been fully reflected in the pricing of the modified instrument, hypothetical pricing may be considered. Such analyses may reference past trades where the modification has been priced in, market transactions in similar instruments, or other suitable proxy.

2.	Proposed Removal of LOBO Options

•	Qualitative analysis

Under the revised policy, a substantial modification will be deemed to have occurred if the removal of a closely related derivative significantly impacts the risk profile and/or cashflows

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 2

of the instrument. The removal of the LOBO feature will satisfy this criterion for the following reasons:

Risk measures

The modifications will result in approximately £10m of vega per basis point being removed from the book.

Solely Payments of Principal and Interest (SPPI)

The modification is from an instrument that may be SPPI under IFRS 9, but only with significant analysis and taking into account factors ‘outside’ of the instrument itself,2 to a vanilla instrument that is clearly SPPI.

Maturity extension

The trades will change in maturity from a current average life of 36 years to a new average life of 50 years. This represents an increase in maturity of 39%. The significance of changes in the maturity of an instrument is not well reflected by present value or other quantitative calculations, hence it is important to capture in the qualitative analysis.

Option Value

Whilst the option value is currently low due to rates and volatility being at historic lows due to the long dated nature of the product, Barclays are foregoing significant potential upside in relation to potential option value.

Whilst not directly related to the risk profile or cash flows of the instrument itself, the following factors provide additional evidence of the qualitative significance of the modification:

Risk Management

Due to the removal of complex optionality, there will be a significant reduction in both the risk management skills required to manage the book on an ongoing basis, the models and associated market data required to value the products and the infrastructure requirements to value, risk manage and account for the products.

The re-hedging of the book will be a multi month programme highlighting the significance of the exercise.

[2]	e.g. the borrowers’ ability to refinance elsewhere in the event Barclays exercises the LOBO.

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 2

Funding

There will be a change to the funding profile of the book due to the transformation of the product to a fixed rate loan with a known maturity date as opposed to the current end date uncertainty.

•	Quantitative analysis

The primary derecognition analysis in this instance is the qualitative assessment above. However, it is also helpful to consider the significance of the modification in quantitative terms.

It is difficult to model the impact on potential cash flows due to the complex, long-dated optionality that is being removed. Therefore, the quantitative significance of the change will be considered by reference to the fair value of the optionality being removed rather than the 10% test. Given the broader benefits of the restructure, Barclays will not charge the clients for removing the optionality, therefore we believe a more appropriate measure of the extent of modification is to perform the test on a hypothetical basis i.e. taking into account pricing we have seen in similar restructures where the client has approached Barclays.

The hypothetical test has been performed in 2 ways:

a)	Removing the optionality and client settling the fair value of LOBO upfront

b)	Removing the optionality and re-pricing the loan to reflect extension of duration, additional credit and market risk as well as funding cost.

•	Removing the optionality and settling immediately

The high-level analysis performed on a portfolio basis indicates that the change in the cash flows would be circa 10.5% in scenario a). We have assumed clients would be charged the option value as per Barclays’ books and records and an additional cost that Barclays would incur to re-hedge open positions with the market.3

[3]	The cost of re-hedging has not been reflected in fair value to date as a conservative step given the long-dated, illiquid nature of the instruments and related complexity in risk management. However, it would form part of option valuation were a borrower to approach Barclays for a restructure and is appropriate for inclusion when considering the significance of the modification.

BARCLAY PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Stephanie L. Sullivan

U.S. Securities and Exchange Commission

Appendix 2

11/5/16	Value (£’m)	% Change
Loan Notional	4,548
Option mid value	429	9.4%
Observed Execution cost	49	1.1%
Impact	478	10.5%

•	Removing the optionality and re-pricing the loan

In the past 15 months, five Social Housing loans were restructured where the customer was charged through an increase in their loan spread rather than immediate settlement. The average amount charged was circa 61bps.

11/5/16	Value (£m)	% Change
Loan Notional	4,548
Additional Loan Margin	61bps	11.9%
Total impact		11.9%

Both of these hypothetical tests result in a change greater than 10%.

3.	Conclusion and proposed mechanics

The removal of the LOBO options would constitute a substantial modification. Such a modification would materially alter the risk profile and cashflows of the instrument, in addition to the other qualitative factors noted above. This is supported by a quantitative assessment, which shows that when a hypothetical pricing approach is applied to the portfolio as a whole, the modification exceeds a 10% threshold.

This will trigger derecognition of the existing loans and recognition of new instruments at current fair value, classified as Loans and Receivables and accounted for on an amortised cost basis.

It is envisioned that the LOBO options will be removed by notifying all clients who have such loans with Barclays at the same time via a deed poll. Valuation changes will be deemed to be effective on the date the change becomes legally effective (the date of communication).